Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financings Update

ATHENS, GREECE, December 19, 2025 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today it has entered into two new facility agreements, for the financing of the recently acquired newbuilding Suezmax vessels, each under construction at Daehan Shipbuilding Co., Ltd, to be named Nissos Piperi and Nissos Serifopoula respectively, with expected deliveries in January 2026.

On December 19, 2025, we entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with a prominent Greek bank (the “Nissos Piperi Facility”). The Nissos Piperi Facility contains an interest rate of Term SOFR plus 130 basis points, matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Piperi, and it will be guaranteed by the Company.

On December 19, 2025, we entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with another prominent Greek bank (the “Nissos Serifopoula Facility”). The Nissos Serifopoula Facility contains an interest rate of Term SOFR plus 130 basis points, matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Serifopoula, and it will be guaranteed by the Company.

Both facility agreements contain standard representations, warranties and covenants, including financial covenants, and are subject to standard conditions precedent, such as the delivery of the relevant vessel.

Both transactions are expected to close in January 2026.

Iraklis Sbarounis, CFO of the Company, commented:

“We are pleased to announce the final pieces of the puzzle related to the acquisition of the two resale newbuilding Suezmaxes, funded by our successful equity raise in November and now two very competitive bank facilities. We have structured these transactions to be accretive for the benefit of our shareholders, without the need to tap into our cash balance, ensuring a continued focus on our capacity for dividend distributions.

The financings further demonstrate our ability to enhance our capital structure, supported by the strong Alafouzos family relationships in the Greek banking market – relationships that we are keen to develop further. The Nissos Piperi Facility and the Nissos Serifopoula Facility, feature the most competitive financing terms within our fleet, each priced at 130 basis points over SOFR, with maturities in 2033 and 2034 respectively, and we expect such financings to contribute to improved daily debt service breakeven costs.

We are excited to put these vessels to work as soon as they are delivered to us in the first half of January, and benefit from their expected cashflow generation.”

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.